Exhibit 2.1

[Neovasc Letterhead]

David Roberts

President

LeMaitre Vascular, Inc.

63 Second Avenue

Burlington, MA 01803

April 11, 2014

Re: Amendment No. 4 to Purchase Option Agreement

Dear David:

We refer to the Purchase Option Agreement, dated for reference as of December 30, 2008 and with an effective date of January 26, 2009, by and between LeMaitre Vascular, Inc., a Delaware corporation, on the one hand, and Neovasc Inc., a Federal Canadian Corporation and Neovasc Medical Inc., a British Columbia corporation, on the other hand, as amended by instruments dated January 22, 2009, January 5, 2012 and October 1, 2012 (as amended, the “Option Agreement”). Except as otherwise indicated herein, capitalized terms shall have the meaning ascribed to them in the Option Agreement.

At the time of execution of the Option Agreement and thereafter, the parties intended that exercise of the Purchase Option would result in the assignment to LeMaitre of technology and materials exclusively related to the surgical patch business being sold, and that any technology or materials not exclusively related to such business would be retained by Neovasc but exclusively licensed to LeMaitre for use in connection with the Products. To ensure that such mutual intention is correctly memorialized in the Option Agreement, we hereby propose, and by your countersignature hereto, you hereby agree, to amend the Option Agreement as follows:

1.	Section 2.1(a) is hereby deleted in its entirety and replaced with the following:

“Deposit Materials. All Deposit Materials (as defined in the Distribution Agreement) that are used or useful exclusively in connection with the manufacture of the Products, including, for the avoidance of doubt, those Deposit Materials listed in the table in Exhibit E to the Distribution Agreement.”

2.	Section 2.1(c) is hereby deleted in its entirety and replaced with the following:

“Intellectual Property. All Neovasc Technology (as defined in the Distribution Agreement) that is used or useful exclusively in connection with the manufacture of the Products, and all of the Purchased Intellectual Property (as defined below).”

3.	The definition of “Products” is hereby deleted, and replaced with the following:

“Products” means the following products, for human surgical use only: (a) pericardial patches and strips that are capable of use in vascular applications and (b) tubular conduit vascular grafts that (i) are not stent grafts, (ii) do not include valves, and (iii) are made from either native animal tissue or stitched pericardial tissue processed using the Xenosure processes, and may be reinforced with other non-rigid reinforcing materials.

4.	Each party hereby confirms that the representations and warranties made by it in the Option Agreement remain materially true and correct in all respects. This amendment and the Option Agreement set forth the entire agreement and understanding of the parties relating to the subject matter hereof and supersede all prior oral and written, and all contemporary oral negotiations, agreements and understandings with respect to the same. All terms and provisions of the Option Agreement, as amended hereby, are ratified and affirmed. This letter may be executed in any number of counterparts, which together shall constitute one instrument, and shall bind and inure to the benefit of the parties and their respective successors and assigns. This amendment shall be construed in accordance with the laws (other than the conflict of laws rules) of the Commonwealth of Massachusetts.

Please indicate your agreement herewith by signing and returning a copy of this letter to my attention, whereupon it shall constitute a binding agreement among the parties.

Yours very truly,

NEOVASC INC.

By:	/s/ Alexei Marko
Alexei Marko
Chief Executive Officer

NEOVASC MEDICAL INC.

By:	/s/ Alexei Marko
Alexei Marko
Chief Executive Officer

Accepted and agreed:

LEMAITRE VASCULAR, INC.

By:	/s/ David B. Roberts
David B. Roberts
President